UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 19, 2023, Polestar Automotive Holding UK PLC (“Polestar”) issued a press release, which is attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”), announcing one or more indirect wholly owned subsidiaries of Polestar entered into a Shareholders Agreement and a Business Cooperation Agreement (together, the “JV Agreements”) with Hubei Xingji Meizu Group Co., Ltd. (“Xingji Meizu”), a limited liability company incorporated in the People’s Republic of China (“PRC”), that govern the establishment and operation of a joint venture company under the laws of the PRC (the “Joint Venture”).

The purpose of the Joint Venture is to develop Xingji Meizu’s existing technology platform, “Flyme Auto”, into a seamless operating system for Polestar vehicles sold in the mainland of the PRC, including in-car apps, streaming services, and intelligent vehicle software. This is expected to be complemented by mobile and augmented reality devices and customer apps, creating a seamless digital ecosystem. Polestar and Xingji Meizu have agreed that the Joint Venture shall be the sole authorized sales and service entity for Polestar vehicles in the PRC. Polestar expects to transfer certain commercial assets and approximately 130 of its PRC-based staff to the Joint Venture.

Polestar will own a 49% interest in the Joint Venture, with the remaining 51% to be owned by Xingji Meizu. The ultimate beneficial owner of Xingji Meizu is Eric (Shufu) Li, who is also, through his direct and indirect holdings in PSD Investment Limited, Zhejiang Geely Holding Group Company Limited and Volvo Car AB (publ), the ultimate beneficial owner of Polestar. Prior to approving entry into JV Agreements, the board of directors of Polestar received independent financial advice from Houlihan Lokey.

Pursuant to the terms of the Shareholders Agreement, Polestar has agreed to contribute $98 million of initial capital to the Joint Venture, with Xingji Meizu agreeing to contribute $102 million to the Joint Venture and also to be responsible for arranging further financing as required by the Joint Venture. The Shareholders Agreement also states that the board of directors of the Joint Venture shall be composed of five directors, three of which shall be appointed by Xingji Meizu and two directors by Polestar. A copy of the Shareholders Agreement is attached to this Report as Exhibit 99.2, and the foregoing description of the Shareholders Agreement is qualified in its entirety by reference thereto.

Pursuant to the terms of the Business Cooperation Agreement, Polestar is responsible for the development and industrial design of its vehicles with the Joint Venture responsible for the management and sale of Polestar vehicles in the mainland of the PRC. Under the Business Cooperation Agreement, Xingji Meizu is responsible for the definition and development of smart phone products, “augmented reality” glasses and other technology products which may be sold by the Joint Venture, with Polestar being responsible for the industrial design of such products when they carry the Polestar brand. The Joint Venture will be responsible for installing Polestar’s operating system into the Polestar vehicles that it sells. Polestar and Xingji Meizu have agreed through the Business Cooperation Agreement that the Joint Venture will be subject to certain minimum purchase requirements with regards to Polestar’s vehicles.

The Business Cooperation Agreement contemplates Polestar and Xingji Meizu signing certain additional agreements in the future, which are to include: asset purchase agreements that govern the purchase of certain commercial assets by the Joint Venture from each of Polestar and Xingji Meizu; a license agreement whereby Polestar grants to the Joint Venture a license to use certain trademarks and other intellectual property in exchange for fees paid by the Joint Venture to Polestar; and a license agreement between the Joint Venture and Xingji Meizu whereby the Joint Venture will receive a license to use the “Flyme Auto” operating system for the development of an in-car operating system for Polestar vehicles in exchange for a fee payable to Xingji Meizu. A copy of the Business Cooperation Agreement is attached to this Report as Exhibit 99.3, and the foregoing description of the Business Cooperation Agreement is qualified in its entirety by reference thereto.

Exhibits 99.1, 99.2 and 99.3 to this Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Forward-Looking Statements

Certain statements in this Report may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar. For example, the signing of additional agreements or the consummation of other transactions in connection with the Joint Venture, expected benefits from the Joint Venture, including sales growth in China and the development, design and manufacturing of new devices, products, apps or operating systems, projections of revenue, volumes and other financial or operating metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to maintain agreements or partnerships with its strategic partners, such as Volvo Cars, Geely or Xingji Meizu Group, and to develop new agreements or partnerships; (2) Polestar’s ability to maintain relationships with its existing suppliers, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (3) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its reliance on strategic partners for servicing its vehicles and their integrated software; (4) Polestar’s reliance on its partners, some of which may have limited experience with electric vehicles, to manufacture vehicles at a high volume or develop devices, products, apps or operating systems for Polestar, and on the allocation of sufficient production capacity or resources to Polestar by its partners in order for Polestar to be able to increase its vehicle production capacities and product offerings; (5) competition, the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) Polestar’s estimates of expenses and profitability; (7) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (8) the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; (9) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (10) changes in regulatory requirements, governmental incentives and fuel and energy prices; (11) the outcome of any legal proceedings that may be instituted against Polestar or others; (12) the ability to meet stock exchange listing standards; (13) risks associated with changes in applicable laws or regulations and with Polestar’s international operations; (14) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (15) delays in the design, development, manufacture, launch and financing of Polestar’s vehicles and other product offerings, and Polestar’s reliance on a limited number of vehicle models to generate revenues; (16) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (17) risks related to future market adoption of Polestar’s offerings; (18) risks related to Polestar’s distribution model; (19) the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia, supply chain disruptions and logistical constraints on Polestar, Polestar’s projected results of operations, financial performance or other financial and operational metrics, or on any of the foregoing risks; and (20) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release of Polestar Automotive Holding UK PLC, dated June 19, 2023, titled “Polestar enters into strategic joint venture to accelerate growth in China”

99.2†	Shareholders Agreement, dated June 19, 2023, among Polestar Automotive (Singapore) Distribution Pte. Ltd., Polestar Automotive (Singapore) Pte. Ltd. and Hubei Xingji Meizu Group Co., Ltd.

99.3†	Business Cooperation Agreement, dated, June 19, 2023, between Polestar Automotive (Singapore) Distribution Pte. Ltd and Hubei Xingji Meizu Group Co., Ltd.

†

Certain confidential information (indicated by brackets and asterisks) has been omitted from this exhibit because it is both (i) not material and (ii) the type of information that the registrant treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: June 20, 2023	By:	/s/ Thomas Ingenlath
	Name:	Thomas Ingenlath
	Title:	Chief Executive Officer

	By:	/s/ Johan Malmqvist
	Name:	Johan Malmqvist
	Title:	Chief Financial Officer

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